U.S. Securities and Exchange Commission
Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1. Investment Company Act File Number:	Date examination completed:

	811-5251				December 31, 1997



2.	State Identification Number:



AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO


Other (specify):

3. Exact name of investment company as specified in registration statement:
	Fidelity Concord Street Trust: Spartan Total Market Index Fund

4. Address of principal executive office:(number, street, city, state, zip code) 82 Devonshire Street, Boston, MA 02109

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in
compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT
PUBLIC ACCOUNTANT


U.S. Securities and Exchange Commission
Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1. Investment Company Act File Number:	Date examination completed:

	811-5251				December 31, 1997



2.	State Identification Number:



AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO


Other (specify):

3. Exact name of investment company as specified in registration statement:
	Fidelity Concord Street Trust: Spartan Extended Market Index Fund

4. Address of principal executive office:(number, street, city, state, zip code) 82 Devonshire Street, Boston, MA 02109

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in
compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT
PUBLIC ACCOUNTANT


U.S. Securities and Exchange Commission
Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1. Investment Company Act File Number:	Date examination completed:

	811-5251				December 31, 1997



2.	State Identification Number:



AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO


Other (specify):

3. Exact name of investment company as specified in registration statement:
	Fidelity Concord Street Trust: Spartan International Market Index Fund

4. Address of principal executive office:(number, street, city, state, zip code) 82 Devonshire Street, Boston, MA 02109

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in
compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT
PUBLIC ACCOUNTANT

U.S. Securities and Exchange Commission
Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1. Investment Company Act File Number:	Date examination completed:

	811-5251				December 31, 1997



2.	State Identification Number:



AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO


Other (specify):

3. Exact name of investment company as specified in registration statement:
	Fidelity Concord Street Trust: Spartan U.S. Equity Index Fund

4. Address of principal executive office:(number, street, city, state, zip code) 82 Devonshire Street, Boston, MA 02109

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in
compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT
PUBLIC ACCOUNTANT


Independent Accountants' Report

To the Board of Trustees of:
Spartan Total Market Index Fund
Spartan Extended Market Index Fund
Spartan International Index Fund
Spartan Market Index Fund
Variable Insurance Products Fund II: Index 500 Portfolio
Spartan U.S. Equity Index Fund


We have examined the investment accounts shown on the books and records of the Spartan Total Market Index Fund, Spartan Extended Market Index Fund, Spartan International Index Fund from the date of the transition of the custody to Bankers Trust Company on November 5, 1997 to December 31, 1997; of the
Spartan Market Index Fund from the date of transition of the custody to Bankers Trust on December 1, 1997 to December 31,
1997; of the Spartan U.S. Equity Index Fund from the date of transition of the custody to Bankers Trust Company on December
5, 1997 to December 31, 1997; and from the date of our last similar examination on December 22, 1997 for the Variable Insurance Products Fund II: Index 500 Portfolio, (collectively the "Funds"). Our examination was made without prior notice to the Funds.

Securities owned as of the close of business on December 31, 1997, shown by the books and records audited by us, which were accounted for by count or inspection, without exception, were located in the vault of Bankers Trust Company, except for securities purchased but not received, held by depositories, subcustodians, or out for transfer on that date as to which we obtained confirmations or applied other auditing procedures where confirmations were not received.

Our examination of the investment accounts also included, on a test basis, inspection of broker advices and other appropriate evidence in support of security transactions recorded on the Portfolio's records since the dates of transition of the custody to Bankers Trust Company, or the date of the last similar examination, respectively.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above.
In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the investment accounts should be adjusted. Had we performed additional procedures or had we performed an audit of the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Portfolio taken as a whole.

It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.


PricewaterhouseCoopers LLP

New York, New York
August 4, 1998